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SEC FILE NUMBER
001-15849

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Santander BanCorp

Full Name of Registrant
N/A

Former Name if Applicable

207 Ponce de León Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00917

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On February 28, 2006, Santander Financial Services, Inc., a wholly-owned subsidiary of Santander Bancorp (the “Company”), acquired substantially all the assets and operations of Island Finance Puerto Rico, Inc. and Island Finance Sales Finance Corporation (together “Island Finance”). Island Finance provides consumer loans and real estate-secured loans to customers through its 70 stores in Puerto Rico, as well as sales finance contracts through retai l merchants.

In connection with the acquisition, the Company established goodwill of approximately $113.5 million. Due to the recent slow-down of the Puerto Rico economy and pursuant to the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which requires goodwill to be tested for impairment on an annual basis or more often under certain circumstances, the Company, with the assistance of external valuation specialists, conducted an impairment analys is of the goodwill established in connection with the acquisition of the Island Finance business. Based on the analysis, the Company concluded that the goodwill established in the acquisition was not impaired as of September 30, 2006.

As a result of the competing demands on the Company’s resources and the time required to complete the impairment analysis of the Island Finance business, the Company will not file the Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) by the prescribed filing date of March 16, 2007. The Company expects that it will file the Form 10-K on or before March 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

María Calero	787	777-4437
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the fourth quarter and fiscal year ended December 31, 2006 will reflect net income of approximately $10.1 million or $0.22 per share, and $43.2 million or $0.93 per share, respectively, compared to $16.9 million or $$0.36 per share, and $79.8 million or $1.71 per share, respectively, for the same periods in 2005. For additional information on the Company’s results of operation for the fourth quarter and fiscal year ended December 31, 2006, please refer to the Company’s press release dated March 16, 2007. A copy of the press release is filed as Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on the same date.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Company’s expectation that it will file its Form 10-K on or before March 30, 2007. These forward-looking statements involve a number of risks and uncertainties. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Santander BanCorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ María Calero